United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K


( X ) Annual Report Pursuant To Section 15(d) Of The Securities and Exchange Act of 1934

                      For the year ended December 31, 1995.

                                       or

(   )    Transition  Report  Pursuant  to  Section  15(d)  Of The  Securities
         Exchange Act of 1934


                   Commission File Number 0-15405 or 33-50412



                      DATA TRANSMISSION NETWORK CORPORATION
                                   401(k) PLAN
                     ---------------------------------------
                             Full Title of the Plan


                      DATA TRANSMISSION NETWORK CORPORATION
                          9110 W. Dodge Road, Suite 200
                                 Omaha, NE 68114
                   ------------------------------------------
                    Name of Issuer of Securities and Address
                          of Principal Executive Office



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 25, 1996         Name of Plan:  Data Transmission Network Corporation
                                           401(k) Plan

                            Signature:       /s/  Greg T. Sloma
                                           --------------------------------
                                           Greg T. Sloma
                                           Plan Administrator

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

                                TABLE OF CONTENTS


(a) Financial Statements:

    Independent Auditors' Report                                         3

    Statements of Net Assets Available for
    Benefits as of December 31, 1995 and 1994                            4 -  5

    Statements of Changes in Net Assets Available for Benefits
    for the Years Ended December 31, 1995 and 1994                       6 -  7

    Notes to Financial Statements                                        8 - 11



(b) Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment
               Purposes - December 31, 1995                             12

    Item 27d - Schedule of Reportable Transactions - For The
               Year Ended December 31, 1995                             13



(c) Exhibits:

    Exhibit A - Independent Auditors' Consent                           14





                              REQUIRED INFORMATION

The Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the Table of Contents shown above.

INDEPENDENT AUDITORS' REPORT



Data Transmission Network Corporation 401(k) Plan
Data Transmission Network Corporation
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Data Transmission Network Corporation 401(k) Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Data Transmission Network Corporation 401(k) Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental annual report schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to our auditing procedures applied on the audit of the 1995 basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP
May 22, 1996
Omaha, Nebraska




                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1995


                          DTN       Short Term    Intermediate                                     Cash
                         Common     Government      Term Bond      Fixed Income  Equity Stock    Transfer
                       Stock Fund   Securities     Mutual Fund      Mutual Fund   Mutual Fund      Account        Total
                       ----------   ----------     ----------       -----------   -----------   ------------  -------------
Investments, At
Fair Value (Note 5):
  DTN Common
    Stock               $ 3,890,750   $        --     $       --     $       --   $       --     $       --     $3,890,750

  U.S. Treasury
    Bills/Notes                 --        394,182             --             --           --             --        394,182

  Intermediate Term
    Bond Mutual Fund            --             --        193,516             --           --             --        193,516

  Fixed Income
    Mutual Fund                 --             --             --        239,770           --             --        239,770

  Equity Stock
    Mutual Fund                 --             --             --             --      858,285             --        858,285

  Money Market Fund        138,197        185,385             --             --           --             --        323,582
                         ----------     ----------     ----------     ----------   ----------     ----------    ----------

    Total Investments    4,028,947        579,567        193,516        239,770      858,285             --      5,900,085



Cash & Cash
  Equivalents               15,835        120,776             --             --       15,835         34,382        186,828
                         ----------     ----------     ----------     ----------   ----------     ----------    ----------



Net Assets Available
  For Benefits          $4,044,782       $700,343       $193,516       $239,770       $874,120        $34,382   $6,086,913
                        ==========     ==========     ==========     ==========     ==========     ==========   ==========

See Notes To Financial Statements.


                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1994


                            DTN         Short Term     Intermediate                                  Cash
                           Common       Government      Term Bond    Fixed Income Equity Stock     Transfer
                         Stock Fund     Securities      Mutual Fund   Mutual Fund  Mutual Fund      Account        Total
                         ----------     ----------     ----------     ----------   ----------     ----------    ----------

Investments, At
Fair Value (Note 5):
  DTN Common
    Stock               $ 1,045,500   $        --     $       --   $         --       $       --   $       --     $1,045,500

  U.S. Treasury
    Bills/Notes                 --        168,192             --             --               --           --        168,192

  Intermediate Term
    Bond Mutual Fund            --               --        129,389           --               --           --        129,389

  Fixed Income
    Mutual Fund                 --             --             --        186,459               --           --        186,459

  Equity Stock
    Mutual Fund                 --             --             --             --          453,345            --        453,345

  Money Market Fund         82,073        119,679          4,368             --               --            --        206,120
                         ----------     ----------     ----------     ----------       ----------    ----------     ----------

    Total Investments    1,127,573        287,871        133,757        186,459          453,345            --      2,189,005



Cash & Cash
  Equivalents                   --         80,413             --             --               --       207,759        288,172
                         ----------     ----------     ----------     ----------       ----------    ----------     ----------



Net Assets Available
  For Benefits          $1,127,573       $368,284         $133,757     $186,459         $453,345      $207,759     $2,477,177
                        ==========     ==========       ==========    ==========       ==========    ==========     ==========

See Notes To Financial Statements.



                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1995

                               DTN          Short Term     Intermediate                                     Cash
                               Common        Government      Term Bond    Fixed Income   Equity Stock      Transfer
                             Stock Fund     Securities      Mutual Fund    Mutual Fund    Mutual Fund       Account       Total
                           -------------    -----------     -----------     ----------    -----------  ------------   ------------
Net Assets Available
 for Benefits,
 Beginning of Period           $1,127,573       $368,284       $133,757       $186,459       $453,345       $207,759     $2,477,177

Additions:
 Investment Income:
  Net Appreciation
   in Fair Value of
   Investments                  2,420,000          7,228         10,163         23,754         92,793              -      2,553,938

   Interest                        11,292         12,491              6              3             16          3,149         26,957

   Dividends                            -              -          9,474         12,525         58,714            207         80,920
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
   Total Investment
    Income                      2,431,292         19,719         19,643         36,282        151,523          3,356      2,661,815

 Contributions:
  Employer                        235,915         58,158         25,605         26,165        138,992          3,263        488,098

  Employee                        368,205         85,804         36,194         42,280        246,472          5,251        784,206
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

  Total Contributions             604,120        143,962         61,799         68,445        385,464          8,514      1,272,304
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

Total Additions                 3,035,412        163,681         81,442        104,727        536,987         11,870      3,934,119

Distributions to Plan
 Participants                     (24,122)          (148)          (303)        (6,239)       (18,842)      (274,729)      (324,383)

Transfer of Assets (To)
 From Other Funds                 (94,081)       168,526        (21,380)       (45,177)       (97,370)        89,482              -
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

Net Increase
 (Decrease)                     2,917,209        332,059         59,759         53,311        420,775       (173,377)     3,609,736
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

Net Assets Available
 for Benefits, End of
 Period                        $4,044,782       $700,343       $193,516       $239,770       $874,120        $34,382     $6,086,913
                              ===========    ===========    ===========    ===========    ===========    ===========    ===========

See Notes To Financial Statements.




                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1994

                                  DTN         Short Term   Intermediate                                      Cash
                                 Common       Government     Term Bond    Fixed Income   Equity Stock      Transfer
                               Stock Fund     Securities    Mutual Fund    Mutual Fund    Mutual Fund       Account         Total
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Net Assets Available
 for Benefits,
 Beginning of Period           $1,572,639        $69,616       $175,137    $        --       $240,738    $        --     $2,058,130

Additions:

 Investment Income:

  Net Appreciation
   (Depreciation) in
   Fair Value of
   Investments                   (589,988)         1,173         (9,188)        (9,125)         7,087             --       (600,041)

   Interest                         1,652          3,080              3             24             10            271          5,040

   Dividends                           --             --          8,399          7,213         24 039             --         39,651
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

   Total Investment
    Income                       (588,336)         4,253           (786)        (1,888)        31,136            271       (555,350)

 Contributions:

  Employer                        170,174         50,011         24,714         19,340         80,641          1,592        346,472

  Employee                        368,716         71,232         33,413         79,298        125,133          4,274        682,066
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

  Total Contributions             538,890        121,243         58,127         98,638        205,774          5,866      1,028,538
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

Total Additions                   (49,446)       125,496         57,341         96,750        236,910          6,137        473,188

Distributions to Plan
 Participants                     (24,960)        (4,161)        (5,931)        (3,782)       (13,122)        (2,185)       (54,141)

Transfer of Assets (To)
 From Other Funds                (370,660)       177,333        (92,790)        93,491        (11,181)       203,807             --
                                             -----------    -----------    -----------    -----------    -----------    -----------

Net Increase
  (Decrease)                     (445,066)       298,668        (41,380)       186,459        212,607        207,759        419,047
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------

Net Assets Available
 for Benefits, End of
 Period                        $1,127,573       $368,284       $133,757       $186,459       $453,345       $207,759     $2,477,177
                              ===========    ===========    ===========    ===========    ===========    ===========    ===========

See Notes To Financial Statements.

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1995 AND 1994

1.       Description of the Plan

         The following brief description of the Data Transmission Network Corporation 401(k) Plan (the Plan) is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

         General - The Plan, which first became effective on July 1, 1988, was established to provide certain employees of Data Transmission Network Corporation (the Company or DTN) a formal plan to save for retirement. All full-time employees who have completed one year of service are eligible to participate in the Plan, although participation by eligible employees is voluntary. The Plan is administered by the Company. The Trustee for the Plan is First National Bank of Omaha. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         Contributions - Each participant may, subject to the maximum limitations under ERISA, authorize the Company to reduce their compensation by a percentage between 1/2% and 15%, and have such amount contributed to the Plan on their behalf as a basic contribution. Currently, the Company will make a matching contribution equal to 100% of the participant's basic contribution, but such matching contribution shall not exceed 4% of the participant's compensation. The Company may make discretionary contributions in addition to the matching contributions mentioned above. The Company has elected not to make any discretionary contributions since the Plan's inception. The Company forwards all participant basic contributions and matching contributions to the Trustee at the end of each calendar month.

         The Plan permits participants to rollover qualified contributions from other qualified plans into the Plan.

         Contributions are invested at the participant's discretion in one or more of five funds: a DTN Common Stock Fund consisting of common stock of the Company; a Short Term Government Securities Fund consisting of U.S. Treasury Bills and other money market type investments; an Intermediate Term Bond Mutual Fund investing primarily in government and corporate bonds; a Fixed Income Mutual Fund investing in longer-term corporate bonds; and an Equity Stock Mutual Fund investing in common stock and other equity investments.

         A participant's basic contributions are made on a pre-tax basis, i.e., excluded from gross income for the participant's personal tax purposes. Such contributions are subject to social security taxes. Amounts contributed by the Company are deductible currently by the Company. A participant does not become subject to federal income taxes on basic contributions or on the amount of Company contributions and Plan earnings until such amounts are withdrawn or distributed. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution. If a participant does not direct his distribution at termination to another qualified plan, the distribution will be subject to a 20% tax/penalty.

         Vesting - All participants are 100% vested in their basic, matching and rollover contributions at all times.

         Distributions - The normal form of benefit for a participant who is terminating or retiring is a lump sum payment in Company common stock, cash or both. Retiring participants may elect installment payments generally over their assumed life expectancy.

         Plan Participation - The number of employees participating in the various investment funds at December 31, 1995 and 1994 were as follows:

                                                         1995              1994
                                                         ----              ----
         DTN Common Stock Fund                            267               203
         Short Term Government Securities Fund             80                69
         Intermediate Term Bond Mutual Fund                78                87
         Fixed Income Mutual Fund                          88                74
         Equity Stock Mutual Fund                         233               170
         Cash Transfer Account                              6                17

         Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue it's matching contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts.

2.       Summary of Significant Accounting Policies

         Investments in common stock of DTN are recorded at fair value as determined by the closing bid price quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ-NMS) on the last business day of the year.

         Investments  in U.S.  Treasury  Bills within the Short Term  Government
         Securities Fund are recorded at cost plus accrued interest, which approximates fair value. Investments in the Intermediate Term Bond Mutual Fund, Fixed Income Mutual Fund and Equity Stock Mutual Fund are recorded at the net asset value of the mutual fund as quoted by each mutual fund on the last business day of the year, which approximates fair value.

         Net appreciation (depreciation) in the fair value of investments is based upon the fair value of the investments at the beginning of the year or cost, if purchased during the year.

         Interest and dividend income are recorded on the accrual basis.

         The Plan's policy is to record benefit payments upon distribution of balances to participants. Benefits due and unpaid to terminated participants were $34,382 and $207,759 at December 31, 1995 and 1994, respectively.

3.       Fees and Expenses

         All administrative expenses of the Plan are paid by the Company.

4.       Income Tax Status

         The plan obtained its latest determination letter on October 20, 1992, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

5.       Investments

         The following table presents the fair value of investments at December 31, 1995 and 1994. Investments that represent five percent or more of the Plan's net assets are separately identified:

                                                      1995                                    1994
                                         ------------------------------        ------------------------------

                                           Number of                              Number of
                                          Shares/Units                           Shares/Units
                                          or Principal                           or Principal
                                             Amount         Fair Value              Amount         Fair Value
                                          -------------   -------------        ---------------   ------------
Data Transmission Network
 Corporation Common Stock                    79,000       $  3,890,750              61,500       $  1,045,500

Mutual Funds:

 First Omaha Intermediate
  Term Bond Mutual Fund                  19,255.335            193,516          13,750.141            129,389

  First Omaha Equity Fund                67,211.077            858,285          41,629.448            453,345

  First Omaha Fixed Income Fund          22,856.983            239,770          20,135.951            186,459

U. S. Treasury Bills/Notes:

 $50,000 face value dated 01-12-95,
  due 01-11-96                                                  49,926                                     --

 $50,000 face value dated 03-09-95,
  due 03-07-96                                                  49,528                                     --

 $100,000 face value dated 11-09-95,
  due 05-09-96                                                  98,170                                     --

$100,000 face value dated 10-19-95,
  due 10-17-96                                                  95,963                                     --

$100,000 face value dated 08-31-94,
  due 08-31-96                                                 100,595                                     --

$100,000 face value dated 10-27-94,
  due 01-26-95                                                      --                                 99,728

$20,000 face value dated 03-10-94,
  due 03-09-95                                                      --                                 19,792

$50,000 face value dated 11-01-93,
  due 10-31-95                                                      --                                 48,672


Money Market Fund                                              323,582                                206,120
                                                           ------------                           ------------
                                                            $5,900,085                             $2,189,005
                                                           ============                           ============


6.       Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                         December 31,


                                                       1995             1994
                                                   -----------     ------------

 Net Assets Available For Benefits Per
  The Financial Statements                         $ 6,086,913     $  2,477,177

 Amounts Allocated to Withdrawing Participants         (34,382)        (207,759)
                                                   ------------    -------------

 Net Assets Available for Benefits Per
  the Form 5500                                    $ 6,052,531     $  2,269,418
                                                   ============    =============




         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500.


                                                                  Year Ended
                                                                  December 31,
                                                                      1995


 Benefits Paid to Participants
    Per The Financial Statements                                  $   324,383

 Add:  Amounts Allocated To Withdrawing Participants At
  December 31, 1995                                                    34,382

 Less:  Amounts Allocated to  Withdrawing Participants At
  December 31, 1994                                                   (207,759)
                                                                  -------------

 Benefits Paid to Participants Per the Form 5500                  $    151,006
                                                                  =============



         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been approved for payment at December 31 but not yet paid as of that date.


                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                             SUPPLEMENTAL SCHEDULES
             ITEM 27a - SCHEDULE OF ASSETS HELD INVESTMENT PURPOSES
                                DECEMBER 31, 1995


                 Column B                                Column C                                   Column D           Column E



                                             Description of Investment Including
Identity of Issue, Borrower,                Collateral, Rate of Interest, Maturity                                     Current
   Lessor or Similar Party                       Date, par or Maturity Value                         Cost                Value
- -----------------------------         -------------------------------------------------         -------------      ---------------
Data Transmission Network
Corporation Common Stock*             79,000 shares                                             $   1,395,450       $   3,890,750



U.S. Treasury Bill                    $ 50,000 face value dated 01-12-95, due 01-11-96                 46,792              49,926

U.S. Treasury Bill                    $ 50,000 face value dated 03-09-95, due 03-07-96                 46,963              49,528

U.S. Treasury Bill                    $100,000 face value dated 11-09-95 due 05-09-96                  97,344              98,170


U.S. Treasury Bill                    $100,000 face value dated 10-19-95, due 10-17-96                 95,091              95,963


U.S. Treasury Note                    $100,000 face value dated 08-31-94, due 08-31-96                100,542             100,595

First Omaha Intermediate Term
Bond Mutual Fund*                     19,255.335 units                                                188,683             193,516



First Omaha Equity Mutual Fund*       67,211.077 units                                                769,673             858,285



First Omaha Fixed Income Fund*        22,856.983 units                                                219,519             239,770



Money Market Fund                     Short-Term Investment Fund                                      323,582             323,582
                                                                                                  -----------        ------------



          Total Investments                                                                      $  3,283,639       $   5,900,085
                                                                                                    =========        ============


*Represents a Party-In-Interest



                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                             SUPPLEMENTAL SCHEDULES
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995


          Series Transactions, When Aggregated, Involving an Amount in
           Excess of Five Percent of the Current Value of Plan Assets


                      Column A                         Column C      Column D         Column E           Column F         Column G


                                                        Number of      Number       Total Dollar        Total Dollar      Net Gain
             Identity of Party Involved                 Purchases     of Sales    Value of Purchase    Value of Sales     or (Loss)
- ---------------------------------------------------    ----------    ----------   -----------------   ----------------   ----------

Data Transmission Network Corporation Common Stock*        29            -         $     425,250      $          -        $     -

U.S. Treasury Bills/Notes:

  $ 50,000 face value dated 01-12-95, due 01-11-96          1            -                46,792                 -              -

  $100,000 face value dated 10-27-94, due 01-26-95          -            1                     -           100,000              -

  $ 50,000 face value dated 03-09-95, due 03-07-96          1            -                46,963                 -              -

  $ 20,000 face value dated 03-10-94, due 03-09-95          -            1                     -            20,000              -

  $ 50,000 face value dated 01-19-95, due 07-20-95          1            1                48,478            50,000              -

  $ 50,000 face value dated 03-09-95, due 09-07-95          1            1                48,537            50,000              -

  $ 50,000 face value dated 11-01-93, due 10-31-95          -            1                     -            50,000              -

  $100,000 face value dated 11-09-95, due 05-09-96          1            -                97,344                 -              -

  $100,000 face value dated 08-31-94, due 08-31-96          1            -               100,542                 -              -

  $100,000 face value dated 10-19-95, due 10-17-96          1            -                95,091                 -              -

First Omaha Intermediate Term Bond Mutual Fund*            29            8                86,826            32,950           (1,538)

First Omaha Equity Mutual Fund*                            34           15               452,120           140,269           11,841

First Omaha Fixed Income Mutual Fund*                      32            8                88,452            58,697           (5,368)

*Represents Party-In-Interest

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